 Exhibit 99.3
PRIVILEGED & CONFIDENTIAL Draft: June 15, 2022 FORM OF PROXY Special Meeting of the Shareholders of Centerra Gold Inc. to be held on July 25, 2022 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CENTERRA GOLD INC. The undersigned shareholder of Centerra Gold Inc. (the “Corporation”) hereby appoints Michael S. Parrett, Chair of the board of directors of the Corporation, or failing him, Scott Perry, President and Chief Executive Officer of the Corporation, or instead of any of the foregoing , as proxy of the undersigned with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the special meeting (the “Meeting”) of holders of common shares (“Centerra Shares”) in the capital of the Corporation to be held on July 25, 2022 at 11:00 a.m. (Toronto time) in a virtual-only format via a live audio webcast online at https://web.lumiagm.com/422352408, or any postponement(s) or adjournment(s) thereof, in the same manner, to the same extent and with the same powers as if the undersigned were personally present, upon the following matters and in accordance with the following directions. Note: If you are appointing a proxyholder other than the representatives of management of the Corporation whose names are printed above, YOU MUST return your proxy to TSX Trust Company (“TSX Trust”) AND register your proxyholder by contacting TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or by internet at https://www.tsxtrust.com/control-number-request, and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a Control Number. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. Requests for a Control Number must be received by TSX Trust by 11:00 a.m. (Toronto time) on July 21, 2022 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time when the adjourned or postponed Meeting is reconvened or convened, as applicable. WITHOUT A CONTROL NUMBER, YOUR PROXYHOLDER WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS AT THE MEETING. THEY WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST. See the accompanying management information circular (the “Management Information Circular”) for further information regarding appointing a third party proxyholder. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOX. The undersigned specifies that all of the Centerra Shares owned by him, her or it and represented by this form of proxy shall be voted as follows: (1) ARRANGEMENT RESOLUTION For Against A special resolution, the full text of which is set forth in Appendix A to the Management Information Circular, approving the plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act, substantially in the form included in Appendix B to the Management Information Circular. The Plan of Arrangement will result in, among other things, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) selling to the Corporation all of its Centerra Shares for cancellation, representing an approximate 26.0% equity interest in the Corporation, in exchange for the Corporation’s 100% equity interest in its two Kyrgyz subsidiaries, Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and, indirectly, the Kumtor mine plus a cash payment (a portion of which will be withheld on account of Canadian withholding taxes) pursuant to that certain global arrangement agreement dated April 4, 2022 entered into by, among others, the Corporation, Kyrgyzaltyn and the Kyrgyz Republic represented by the Cabinet of Ministers of the Kyrgyz Republic, acting on behalf of the Kyrgyz Republic. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by management of the Corporation. I/We authorize you to vote at your discretion on any amendments or variations to the foregoing and on any other matters which may properly come before the Meeting or any postponement(s) or adjournment(s) thereof. Dated: , 2022. Signature of Shareholder Name of Shareholder (Please print as registered)

NOTES TO PROXY: (1) The individuals named in this proxy are representatives of management of the Corporation and are the Chair, and the President and Chief Executive Officer of the Corporation, respectively. You have the right to appoint another person (who need not be a holder of Centerra Shares) to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space set out above in this form of proxy or by completing another proper form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Corporation. Note: If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the management of the Corporation, YOU MUST return your proxy to TSX Trust AND register your proxyholder by contacting TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or by internet at https://www.tsxtrust.com/control-number-request, and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a Control Number. Requests for a Control Number must be received by TSX Trust by 11:00 a.m. (Toronto time) on July 21, 2022. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. Without a Control Number, your proxyholder will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest. (2) To be valid, this proxy must be signed and deposited with the Corporation’s transfer agent, TSX Trust, using any of the methods described herein, by 11:00 a.m. (Toronto time) on July 21, 2022 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his or her sole discretion and without notice. (3) If Centerra Shares are registered in the name of an individual, please sign exactly as your Centerra Shares are registered. If Centerra Shares are registered in the name of a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If Centerra Shares are registered in the name of an executor, administrator or trustee, please sign exactly as the Centerra Shares are registered. If the Centerra Shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy. If Centerra Shares are registered in the name of two or more persons, then all of those persons should sign this proxy. All registered owners of Centerra Shares should refer to the Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. (4) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation. (5)The Centerra Shares represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matters by the representatives of management of the Corporation or, if you appoint another proxyholder, as that other proxyholder sees fit. How to Vote VOTE ONLINE At www.tsxtrust.com/vote-proxy where you will enter your 13-digit control number located on this proxy. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website. VOTE BY TELEPHONE Use a touch-tone phone, call toll free 1-888-489-5760 and follow the voice instructions. To vote by telephone, you will need the 13-digit control number located on this proxy. If you vote by telephone, please do not return this proxy. VOTE BY MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, ON M1S 0A1 Canada Fax (both sides of proxy form) to: 416-368-2502 or toll free North America to: 1-866-781-3111 Scan and email (both sides of proxy form) to: proxyvote@tmx.com VOTE AT THE MEETING At the time of the Meeting, eligible registered shareholders or proxyholders may log in at https://web.lumiagm.com/422352408, click on “I have a Control Number” and enter the 13-digit control number found on the proxy accompanying this notice. The generic password to be entered is “centerra2022” case sensitive). Proxies must be received by 11:00 a.m. (Toronto time) on July 21, 2022 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time when the adjourned or postponed Meeting is reconvened or convened, as applicable. If you have any questions or require more information with regard to voting your securities, please contact Morrow Sodali, Centerra’s proxy solicitation and information agent, by telephone at 1.888.999.2944 or toll-free at 1.289.695.3075 or by email at assistance@morrowsodali.com.